FORM 51-102F3
MATERIAL CHANGE REPORT

1.
Name and Address of Company:

Enerflex Ltd. ("Enerflex")

904 -1331 Macleod Trail S.E.

Calgary, Alberta T2G 0K3

2.
Date of Material Change:

December 11, 2025.

3.
News Release:

A news release disclosing the material summarized in this material change report was issued by Enerflex on December 11, 2025, disseminated through the facilities of Globe Newswire, and subsequently filed on SEDAR+ Plus and Edgar.

4.
Summary of Material Change:

On December 11, 2025, Enerflex announced that it had completed the previously announced redemption of all of its 9.00% Senior Secured Notes due 2027.

5.
Full Description of Material Change:
5.1.
Full Description of Material Change

On December 11, 2025, Enerflex announced that it had completed the previously announced redemption of all of its 9.00% Senior Secured Notes due 2027 (the “Redemption”) at a redemption price of 102.25% of the principal amount of the notes being redeemed, plus accrued and unpaid interest up to, but excluding, December 11, 2025.

The Redemption was funded using the net proceeds raised by Enerflex Inc., a direct, wholly owned subsidiary of Enerflex, from its private sale of US$400 million in aggregate principal amount of its 6.875% senior notes due 2031 (the “2031 Notes”), together with borrowings under Enerflex’s secured revolving credit facility. The 2031 Notes were issued at par by Enerflex Inc. on December 11, 2025. The 2031 Notes are senior secured obligations of Enerflex Inc. and are guaranteed on a senior unsecured basis by Enerflex and certain of its subsidiaries.

5.2.
Disclosure for Restructuring Transaction

Not applicable.

6.
Reliance of Material Change on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.
Omitted Information:

None.

8.
Executive Officer:

For further information, contact Mr. Jeff Fetterly, Vice President, Corporate Development and Capital Markets, by telephone at +1.403.236.6896.

9.
Date of Report:

December 17, 2025.